Exhibit 8.

List of Subsidiaries

Jacada, Inc., incorporated under the laws of Delaware, and a wholly owned subsidiary of Jacada Ltd.

Jacada (Europe) Limited, organized under the laws of England, and a wholly owned subsidiary of Jacada Ltd.

Jacada Deutschland GmbH, organized under the laws of Germany, and a wholly owned subsidiary of Jacada (Europe) Limited.